Exhibit 4.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Nuvei Corporation (“Nuvei” or the “Company”)

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec

H3B 4N4

Item 2 – Date of Material Change

March 24, 2021

Item 3 – News Release

A news release was disseminated over Globe Newswire on March 24, 2021.

Item 4 – Summary of Material Change

On March 24, 2021, Nuvei closed a secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer, our Chair and Chief Executive Officer, CDP Investissements Inc., a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, and David Schwartz, our Chief Financial Officer (together the “Selling Shareholders”), of an aggregate of 9,169,387 subordinate voting shares of the Company at a purchase price of US$60.22 per subordinate voting share for total gross proceeds to the Selling Shareholders of approximately US$552 million (the “Offering”).

Item 5 – Full Description of Material Change

5.1	Full Description of Material Change

On March 24, 2021, Nuvei closed a secondary offering on a bought deal basis by the Selling Shareholders, of an aggregate of 9,169,387 subordinate voting shares of the Company at a purchase price of US$60.22 per subordinate voting share for total gross proceeds to the Selling Shareholders of approximately US$552 million. The Offering includes the partial exercise by the underwriters of their over-allotment option, as described below.

Goldman Sachs Canada Inc., Credit Suisse, BMO Capital Markets and RBC Capital Markets acted as joint bookrunners for the Offering. CIBC World Markets Inc., National Bank Financial Inc., Scotiabank, Merrill Lynch Canada Inc., Citigroup Global Markets Canada Inc., Raymond James Ltd. and Stifel Nicolaus Canada Inc. also acted as underwriters for the Offering (collectively, the “Underwriters”).

As part of the Offering, the Selling Shareholders (except David Schwartz) granted the Underwriters an option, exercisable, in whole or in part, at any time until April 23, 2021, to purchase up to an additional 15% of the Offering at the offering price to cover over-allotments (the “Over-Allotment Option”). As indicated above, the Underwriters have partially exercised their Over-Allotment Option and purchased 969,387 additional subordinate voting shares.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

David Schwartz

Chief Financial Officer

(514) 313-1190

Item 9 – Date of Report

March 30, 2021.